NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	August 14, 2018

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2018

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that it has released its unaudited interim consolidated financial statements and Management Discussion and Analysis for the three and six months ended June 30, 2018.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Revenues	$2,535,235	$1,433,663	$5,047,113	$2,996,980
Gross profit	$1,038,455	$325,821	$1,927,684	$1,025,755
Income tax expense (recovery)	$-	$17,856	$(3,213)	$17,856
Net income (Loss)	$(162,911)	$(897,513)	$(442,054)	$(1,423,009)
EBITDA (Loss)	$(88,334)	$(830,291)	$(321,386)	$(1,320,090)
EPS (basic and diluted)	$(0.00)	$(0.02)	$(0.01)	$(0.03)

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2018 the Company had cash on deposit in the amount of $107,529, accounts receivable of $1,237,178, prepaid expenses of $92,951 and inventory of $3,629,901 compared to cash on deposit in the amount of $411,223, accounts receivable of $653,445, prepaid expenses of $183,966 and inventory of $3,980,243 at December 31, 2017.

The working capital position of the Company at June 30, 2018 was $3,318.212 compared to $3,628,911 at December 31, 2017. Accounts receivable are collected within 30 days from invoicing shipments giving Kelso $1,344,707 of available cash to discharge liabilities of $1,040,061 recorded at June 30, 2018.

Net assets of the Company were $7,145,836 at June 30, 2018 compared to $7,565,233 at December 31, 2017. At June 30, 2018 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

Kelso has seen a consistent upside shift in rail tank car production, retrofit and repair activity throughout 2018. Since early 2017 we have implemented new business processes, changed our corporate culture and revamped how we approach our marketing and sales processes. The result is that sales growth and business momentum is building. Management is encouraged that sales and backlog purchase orders since June 30, 2018 have grown to exceed $5,100,000 at the date of this report.

OEM and retrofit/repair activity that was expected in 2015 before the collapse of oil prices is now occurring in 2018. Crude oil, ethanol and chemicals are the key commodities that are leading the way in this resurgence of market activity. This stimulus has led rail tank car analysts to expect average new-build production rates to grow to approximately 12,000 to 20,000 new rail tank cars annually for the next three years. Based on these predictions Kelso expects to participate on approximately 6,000 to 8,000 rail tank cars annually.

A key dynamic for improved financial performance is getting more of our tank car equipment portfolio adopted by the hazardous materials shippers. Once this adoption trend can be established we expect customers to begin to specify combinations of our One-Bolt Manway, VRV and BOV along with our proven PRV. Our long term goal is to improve tank car revenues from approximately $1,400 per new or refitted tank car to in excess of $10,000 per tank car.

The frustrating challenge for sales growth is that full Association of American Railroads (AAR) regulatory approvals are required for full commercial adoption. The AAR is historically slow to respond to submitted applications for new products and corresponding completed service trials. Although customers have expressed considerable interest in our equipment they maintain that they are either unable or reluctant to specify any products that are under field service trial until full AAR approvals are received. This is beyond our control and is the primary challenge for the near-term growth of our rail tank car equipment revenues.

Currently we are awaiting final AAR approval for our VRV which is in the final stages of full approval. Once received, sales of VRV are expected to commence. There is no AAR requirement for any company to service trial new technology, which means we have to source volunteer companies to participate in service trial programs. Kelso has successfully found these technology partners and full service trials on our ceramic ball BOV, high pressure PRV and angle valve are in process. This is a clear indication that these products will be in demand once approvals are completed.

The Company will continue to make investments in new products with the understanding that profits, assuming that they develop as planned, can provide reliable future financial growth from multiple transportation markets. The key focus of our product development strategy is that we want to develop new products that customers want and preferably do not require lengthy regulatory approval processes. The goal is to shorten the elapsed time from the design-production process to sales and distribution activity, which goal is expected to be achieved.

This R&D process has delivered an array of promising new products that include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and an ASCS suspension system for motor vehicles being used in rugged outback terrain applications.

Capital management remains challenging but recent improvements in cash flows in 2018 have been adequate to fund business activity. We continue to prioritize promising product development initiatives to build future value propositions for Kelso’s stakeholders, even though R&D projects are often complex, expensive and the timing of revenue streams cannot be predicted or guaranteed. Although many operational and human resource expenses have been reduced, management must assess its capital needs carefully. Management believes that for the time being, the Company can continue operating without access to new equity capital or debt. The Company remains free of interest bearing long term debt.

The current improvement in the rail tank car market and our diversified product program sets the Company in a much better position to succeed financially over the longer term. Paramount to our strategic plan is the eventual satisfaction of all Kelso stakeholders with reliable growth of profitability, improved financial health and market valuation.

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that Kelso has seen a consistent upside shift in rail tank car production, retrofit and repair activity throughout 2018; that management is encouraged that in addition to our year-to-date revenues new sales and backlog purchase orders since June 30, 2018 have grown to exceed $5,100,000 at the date of this report; that OEM and retrofit/repair activity has led rail tank car analysts to expect average new-build production rates to grow to approximately 12,000 to 20,000 new rail tank cars annually for the next three years; that based on these predictions Kelso expects to participate on approximately 6,000 to 8,000 rail tank cars annually; that we expect customers to begin to specify combinations of our One-Bolt Manway, VRV and BOV along with our proven PRV; that our long term goal is to improve tank car revenues from approximately $1,400 per tank car to in excess of $10,000 per tank car; that we are awaiting final AAR approval for our VRV which is in the final stages of full approval and once received sales of VRV are expected to commence; that we expect to shorten the elapsed time from the design-production process to sales and distribution activity; that full service trials on our ceramic ball BOV, high pressure PRV and angle valve may be a clear indication that these products will be in demand once approvals are completed; that the Company can continue operating without access to new equity capital or debt; and the current improvement in the rail tank car market and our diversified product program sets the Company in a much better position to succeed financially over the longer term. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com